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December 16, 2021

VIA EDGAR TRANSMISSION

Julie Griffith Staff Attorney

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE Washington, D.C. 20549-3561

Re:	TPG Partners, LLC

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 30, 2021

CIK No. 0001880661

Dear Ms. Griffith:

On behalf of our client, TPG Partners, LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated December 14, 2021. In connection with such responses, the Company will be filing, electronically via EDGAR, the Registration Statement on Form S-1 of the Company (CIK No. 0001880661) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes effected by the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Amendment No.2 to Draft Registration Statement on Form S-1 submitted November 30, 2021

Risk Factors

Changes in China’s governmental policies could have an adverse effect, page 46

Ms. Griffith
Securities and Exchange Commission
December 16, 2021

1.

We note your response to our prior comment 2 and we reissue that comment in part. We note your disclosure that some funds have investments in companies with significant Chinese operations. Please clarify, to the extent practicable, the industries in China your funds have investments in and state any material risks associated with each particular industry, as applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 accordingly.

2.

We note your disclosure in the second paragraph that certain of your portfolio companies in China implement variable interest entity (“VIE”) structures. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies and clarify that your funds may not directly hold equity interests in the Chinese operating company. Your disclosure should also acknowledge that Chinese regulatory authorities could disallow this structure, which could result in a decline in value of a portfolio security investment.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 accordingly.

Regulation under the Investment Company Act, page 215

3.

With respect to each TPG entity that is described as a majority-owned subsidiary in your November 5, 2021 Response to Comment #15 for purposes of the investment company status analysis therein, please confirm that the ownership of such entities is comprised of at least 50 percent of the outstanding voting securities of such entities in line with Section 2(a)(42) of the Investment Company Act.

The Company confirms that the ownership of each entity described as a majority-owned subsidiary in its November 5, 2021 Response to Comment #15 (the “Initial Response”) is comprised of at least 50 percent of the outstanding voting securities of such entities in line with Section 2(a)(42) of the Investment Company Act.

4.

With respect to the percentages provided representative of “investment securities” for purposes of the 40% Test in your November 5, 2021 Response to Comment #15 (e.g., 14%, 2%, and 29% with respect to each Operating Partnership’s total assets), please provide further detail on the items included in the numerator and denominator in each calculation as well as those items excluded from the numerator and denominator in order to arrive at those figures.

With respect to the calculation of the 40% Test for each Operating Partnership as of June 30, 2021, the following provides additional detail regarding the items included in the numerator and denominator in each calculation as well as those items excluded from the numerator and denominator. All capitalized terms have the meanings given to them in the Initial Response.

Ms. Griffith
Securities and Exchange Commission
December 16, 2021

	Numerator (investment securities)	Denominator (total assets, less certain exclusions described below)	Investment Securities %
Operating Partnership I	$256,716,000	$1,831,561,000	14%
Operating Partnership II	$162,189,000	$7,337,582,000	2%
Operating Partnership III	$215,738,000	$740,477,000	29%
Total	$634,643,000	$9,909,620,000	6%

Numerator (investment securities) – Investment securities are comprised of: (i) TPG Co-Investments, (ii) non-controlling investments in general partner and similar entities of unaffiliated asset managers, (iii) investments in SPACs (both prior and subsequent to a business combination) and SPAC sponsors, (iv) publicly-traded securities acquired by a TPG Operating Company in connection with its employee compensation program and (v) a loan receivable from an unconsolidated affiliate. As of June 30, 2021, TPG Co-Investments comprised approximately $540,911,000 of the total $634,643,000 of investment securities.

Denominator (total assets, less certain exclusions) – Total assets are comprised of: (i) interests in the TPG Operating Companies, (ii) the fair value of the General Partner interests in the TPG Funds (including future funds), (iii) goodwill related to certain acquisitions, (iv) capitalized debt issuance costs and (v) other miscellaneous assets. As of June 30, 2021, the aggregate value of items (iii), (iv) and (v) was approximately $20,007,000.

Excluded from Numerator and Denominator – The following have been excluded from both the numerator and denominator in calculating the Company’s 40% Test: (i) cash bank deposits, (ii) intercompany accounts receivable and notes receivable that are eliminated for accounting purposes upon consolidation and (iii) intercompany distributions that were declared but not paid as of June 30, 2021. As of June 30, 2021, the aggregate value of these excluded items was approximately $986,759,000.

Ms. Griffith
Securities and Exchange Commission
December 16, 2021

5.	Please explain what percentage level of ownership each General Partner holds or intends to hold in each applicable TPG Fund.

Each General Partner currently has a contractual commitment to acquire a capital interest of between 0%—0.33% of total capital commitments in its respective TPG Fund. The largest capital interest any General Partner will acquire in connection with such commitments is approximately $2,000,000, and in the aggregate all General Partners will hold maximum capital interests of approximately $10,801,000 pursuant to such commitments. The Company does not presently expect any General Partner’s capital interest in a future TPG Fund to exceed 1.00% of total capital commitments, but this expectation is subject to evolving conditions and investor demands in the private equity market, and may change over time. For the avoidance of doubt, the capital commitments described above exclude the TPG Co-Investments, which are contractually required and discretionary investments by affiliates of the General Partners in various TPG Funds. Solely for purposes of this response and the Initial Response, the Company has assumed that the TPG Co-Investments are investment securities for purposes of each Operating Partnership’s 40% Test.

6.

Please explain: (1) in greater detail why the special limited partner interests discussed in footnote 6 of your November 5, 2021 Response to Comment #15 held by a special purpose vehicle indirectly controlled by an Operating Partnership are distinguishable from ordinary limited partnership interests in a TPG Fund; and (2) the overall percentage of investment securities held by each entity that would result if such special limited partner interests were to be treated as investment securities.

(1) The special limited partner (“SLP”) interests typically are issued by a special purpose vehicle established by a TPG Fund to hold a particular asset (the “SPV”) and are held by that TPG Fund’s General Partner. SLP interests are distinguishable from ordinary limited partnership interests in a TPG Fund because, like a general partner interest, they represent an entitlement of the applicable General Partner to receive a performance allocation with respect to the asset held by the SPV. Unlike an ordinary limited partnership interest, there is no capital interest associated with the SLP interest. Therefore, the SLP interest is simply an alternative method for the applicable TPG Fund’s General Partner to receive its performance allocation with respect to the SPV’s asset and in no way represents an “investment” in the TPG Fund akin to an ordinary limited partnership interest.

(2) Currently, there is only one SLP structure within the TPG Funds complex, and that SLP interest was valued at approximately $7,300,000 as of June 30, 2021. If such SLP interest were treated as an investment security, there would be no change to the results of the 40% Test for Operating Partnership I, Operating Partnership II or Operating Partnership III.

Ms. Griffith
Securities and Exchange Commission
December 16, 2021

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8050.

Sincerely yours,

/s/ Michael B. Hickey

Michael B. Hickey
Weil, Gotshal & Manges LLP

cc:	Jon Winkelried
Chief	Executive Officer
TPG	Partners, LLC

Bradford	Berenson
General	Counsel
TPG	Partners, LLC